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INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 333-98061 of Mitsubishi Tokyo Financial Group, Inc. on Form F-3 of our report dated September 12, 2003 (September 17, 2003 as to Note 33) (which expresses an unqualified opinion and includes explanatory paragraphs referring to i) the restatement of disclosure of amortized costs and unrealized gains and losses of investment securities described in Note 4 and ii) the changes in methods of accounting for a) derivative financial instruments and hedging and b) goodwill and other intangible assets, both described in Note 1) appearing in this Annual Report on Form 20-F of Mitsubishi Tokyo Financial Group, Inc. for the year ended March 31, 2003.

/S/ Deloitte Touche Tohmatsu
DELOITTE TOUCHE TOHMATSU
Tokyo, Japan
September 29, 2003